

November 15, 2021

David Doft
Chief Financial Officer
Emerald Holding, Inc.
100 Broadway, 14th Floor
New York, NY 10005

>   **Re: Emerald Holding, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 23, 2021**
>   **File No. 001-38076**

Dear Mr. Doft:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services